FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of December


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                                 BG Group plc

                      Notification of Interests in Shares

Dr Stuart Fysh - Person discharging managerial responsibility

Release of Shares under Long Term Incentive Scheme (LTIS)

BG Group plc has received notification from Dr Stuart Fysh, Executive Vice President & Managing Director Mediterranean Basin and Africa that, on 11 December 2006, he became entitled to the Shares set out in the table below, as a result of the vesting of an award allocated to him under the rules of the LTIS on 11 December 2003. Based upon the performance criteria which applied to this award, 75% of the original allocation has vested. In transferring these Shares to Dr Fysh, the trustee of the LTIS has withheld the amount of Shares, referred to below, equivalent to the individual income tax and NI liability on this release, to be settled by the Company through PAYE.

As a result of this release, Dr Fysh's beneficial interests in the Shares of BG Group plc are as follows:

Number of Shares  Number of Shares       Shares           Resulting Beneficial
vested on 11      withheld to cover tax  transferred on   Interest in Shares on
December 2006     and NI liability       20 December      20 December 2006
                                         2006

   64,500              26,445            38,055                264,429
                                                        (representing 0.008% of
                                                          the shares in issue)



20 December 2006

Website www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 20 December 2006                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary